1200 G Street, Suite 800
Washington DC 20005
www.FisherBroyles.com

November 9, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Celeste M. Murphy
Abby Adams Robert S. Littlepage Christie Wong

Re:	Oriental Culture Holding LTD
Registration Statement on Form F-1/A
Amended on November 9, 2020
File No. 333-234654

Ladies and Gentlemen:

On behalf of our client, Oriental Culture Holding LTD, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated November 3, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on November 12, 2019 and amended on January 10, 2020, February 27, 2020, March 13, 2020, May 1, 2020, May 29, 2020, August 19, 2020, August 31, 2020, September 14, 2020, September 21, 2020 and October 26, 2020. Concurrently with the submission of this letter, the Company is filing Amendment No. 11 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you a copy of the Amended Registration Statement, marked to show changes to the Company’s registration statement filed with the Commission on October 26, 2020.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 10 to Registration Statement on Form F-1

Results of Operations, page 60

1. Please file any material agreement with Nanjing Ninwang Art Purchase Commerce Co., Ltd., with whom you have a trading platform trust account where you hold cash, as disclosed on F-11, and with Nanjing Pusideng Information Tehcnology Co., Ltd., from whom you generated marketing service revenue of $138,072 for the six months ended June 30, 2020, as disclosed on page 110.

Response: we have filed our agreements with Nanjing Jinwang Art Purchase E-commerce Co., Ltd., with whom we have a trading platform trust account for our customers, as exhibits 10.29 and 10.30 of the Amended Registration Statement, and with Nanjing Pusideng Information Technology Co., Ltd., from whom we generated marketing service revenue of $69,036 for the six months ended June 30, 2019 and from whom we did not generate any marketing service revenue for the six months ended June 30, 2020, as exhibit 10.31 of the Amended Registration Statement.

If you have any questions or further comments regarding the Registration Statement, please contact me by phone at 703-618-2503 or via e-mail at jeffrey.li@fisherbroyles.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Yi Shao, Chief Executive Officer and Director of Oriental Culture Holding LTD
Lijia Ni, Chief Financial Officer of Oriental Culture Holding LTD